Exhibit 99.4

ANSWERS TO QUESTIONS DIRECTED BY THE REQUISITIONISTS TO THE DIRECTORS OF RANDGOLD AND EXPLORATION COMPANY LIMITED (“RANDGOLD” OR “THE COMPANY") PURSUANT TO A MEETING IN TERMS OF THE PROVISIONS OF SECTION 181 OF THE COMPANIES ACT, NO. 61 OF 1973, AS AMENDED.

SECTION 1 :	Questions relating to the claims of Randgold against JCI and of JCI against Randgold (if any) currently being addressed through the process of mediation

1	Question 1.1 : A copy of the Umbono Report as delivered to JCI by Randgold in terms of the Mediation Agreement is required

Randgold declines to make available the Umbono Report.

Randgold and JCI are engaged in a mediation process as a prelude to a possible arbitration. The mediation process is privileged.

In the event that the mediation should not bring about a result acceptable to Randgold’s Shareholders or JCI’s Shareholders, an arbitration will follow.

Randgold approached the Mediators after the Requisition was served. The Mediators are in agreement that the mediation is privileged and that no documents forming the subject matter thereof should be made available to Randgold’s Shareholders nor should any matter germane to the mediation / arbitration process be allowed to filter into the public domain.

In any event, Randgold and JCI are contractually bound in terms of the Mediation Agreement not to do anything which may have the effect of undermining the mediation process. A release of the document sought would be contrary to this.

2	Question 1.2 : A copy of the KPMG Report as delivered to Randgold by JCI in terms of the Mediation Agreement is sought

Randgold is similarly and for the grounds mentioned, not prepared to divulge the KPMG Report.

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Question 1.3 : A synopsis of the KPMG Report in a format similar to the synopsis of the Umbono Report, which appears at pages 8 to 18 of the Notice of General Meeting dated 9 June 2006 issued in anticipation of the General Meeting of Randgold’s Shareholders held on 30 June 2006 (“the Notice of General Meeting”) has been requested

Randgold declines to make available a synopsis of the KPMG Report as requested.

4	Question 1.4 : A copy of the Statement of Claims, Statement of Defence and Replication (and any amendments thereto) delivered by Randgold to JCI in terms of the Mediation Agreement is sought

Randgold is of the firm view that its Shareholders are not entitled to the documents which are requested.

This approach has been endorsed by the Mediators.

5	Question 1.5 : A copy of the Statement of Claims, Statement of Defence and Replication (and any amendments thereto) delivered by JCI to Randgold in terms of the Mediation Agreement is sought

The Shareholders are not entitled to these documents.

The Shareholders are however advised that JCI did not serve a Statement of Claim as envisaged in the Mediation Agreement and Randgold did not file a Replication to JCI’s Statement of Defence.

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Question 1.6 : In terms of an announcement made by JCI on 12 September 2006, JCI had not submitted any claims against Randgold in terms of the mediation process. Kindly confirm that the announcement was indeed accurate and that no claims in any form have been presented by JCI to Randgold as at date hereof

Randgold can confirm that the announcement which was made on 12 September 2006 is accurate.

JCI has not, as at the date of this meeting, submitted any claims against Randgold.

7	Question 1.7 : If any claims have been presented by JCI to Randgold, what is the nature and form of such claims?

JCI has not submitted any claims against Randgold.

8	Question 1.8 : What is the total amount of the Randgold claims currently being claimed from JCI by Randgold and what claims arise from -

1.8.1	Misappropriation from investments in listed shares; or
1.8.2	The listing of new Randgold shares, issued for no value,
1.8.3	Selling such shares and “laundering the proceeds through a web of special purpose vehicles with trading bank account”

The information which is being requested is privileged and if furnished would have the effect of undermining the sanctity of the mediation process which the Mediators have indicated ought to be preserved.

As previously advised, Shareholders are informed that Randgold’s claims against JCI amount in the aggregate to R5 786 177 999.26.

9	Question 1.9 : What were the amounts of the proceeds realised from –
1.9.1	The sale of the misappropriated assets as referred to in 1.8.1 above;
1.9.2	The sale of the Randgold Shares issued for no value as referred to in 1.8.2 above?

The answers which are being requested by the Requisitionists, if furnished, would similarly have the effect of undermining the mediation process and be at variance with the Mediators and Randgold’s legal advisor’s view, that the mediation process should not be exposed.

The mediation process is privileged and is to be safeguarded.

10	Question 1.10 : Who were the recipients of the proceeds identified in 1.9 above?

As previously disclosed, JCI was amongst the parties who benefited from the proceeds resulting from the sale of Randgold’s assets.

In addition, Consolidated Mining Management Services Limited (being a subsidiary of JCI) also received certain benefits.

As to the other persons who received benefit, the information being requested is confidential.

Randgold will pursue all and any third parties who have wronged Randgold where legally sustainable causes of action exist and where the Board deems it appropriate to do so. Such actions are already underway.

11	Question 1.11 : What is the current status of the mediation process?

Shareholders are referred to the Statement which the Mediators requested Randgold to publish to its Shareholders dated 28 February 2007 as well as the Postscript which the Mediators made available on 5 March 2007.

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Question 1.12 : Has JCI been requested by Randgold to waive the Defence of Prescription in respect of the Randgold claims? If so, a copy of the waiver concerned is requested. If not, is it contended that it is not necessary for JCI to have waived the Defence of Prescription? If it is so contended, on what basis is this the case?

Randgold declines to answer this question.

This is a matter which descends into the mediation.

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Question 1.13 : Is it accepted by the Directors of Randgold that, in the light of the provisions of clause 9 of the Mediation Agreement (and in particular 9.1.1.1 to 9.1.1.3 thereof), the Board of Directors of Randgold is precluded from settling any dispute in regard to the Randgold claims and JCI claims (if any), it being specifically stipulated in the Mediation Agreement that the Mediators’ recommendations shall be tabled before each of Randgold’s and JCI Shareholders and that the Shareholders concerned shall be called upon to vote either in favour of or against the Mediators’ recommendations?

The Board does not agree that clause 9 of the Mediation Agreement is limiting.

The Board is well within its rights to act responsibly and as it deems appropriate in managing the Company. The Board has no hesitation that it is acting in the best interests of its Shareholders.

Although the Board has participated actively in the mediation process it has, where it felt that it was appropriate, engaged in settlement discussions with JCI.

Ultimately, the Shareholders of both Randgold and JCI will be required to determine the outcome of the mediation. This applies equally to any settlement of the mediation.

14	Question 1.14 : If any of the Directors do not accept the statement expressed in 1.13 above, the reasons for their disagreement are requested

Not one of the Randgold Board members is opposed to a responsible settlement of the mediation with JCI.

15	Question 1.15 : If settlement negotiations between Randgold and JCI are in fact under way –
1.15.1	Why are the same being conducted in apparent contravention of clause 9 of the Mediation Agreement?
1.15.2	Who are the Directors involved in such negotiations on behalf of Randgold?
1.15.3	Who are the Directors involved in such negotiations on behalf of JCI?

It is surprising that the Requisitionists seem to be aware of the settlement discussions which are taking place entirely without prejudice and in the utmost confidence.

Prior to the 19th of January 2007 when the requisition was served, no announcement had been made by Randgold that it had engaged in settlement discussions with JCI in tandem with the Mediation process.

When and if a proposal is made to settle the mediation, Shareholders will be fully informed hereof and be called upon to determine whether or not a settlement of the mediation should occur.

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Question 1.16 : What is the view of Randgold’s Board as to the recoverability of the total amount of the Randgold claims from JCI in the event of such claims all being upheld (whether in the mediation or arbitration process or by a Court)?

Randgold has not yet succeeded in proving its claims against JCI.

When and if Randgold succeeds in doing so, it will only at that stage be able to determine the recoverability thereof against JCI.

Shareholders are advised to acquaint themselves with JCI’s unreviewed and unaudited financial statements regarding the last published view on the financial position of JCI.

SECTION 2 :	The composition of the Randgold Board
1	Question 2.1 : Whether a resolution exists in terms of which the Randgold Board was so reconstituted. If so, a copy is requested.

A copy of the resolution giving rise to the reconstitution of Randgold’s Board was made available to the office of the Company Secretary with effect from 26 February 2007.

2	Question 2.2 : A copy of the minutes of the meeting at which such resolution was proposed and voted upon.

There are no minutes in respect of the resolution that was passed.

3	Question 2.3 : The names of the directors who passed such resolution and the list of the directors so appointed by them.

The Directors who remained after the late Brett Kebble, Roger Kebble, Hennie Buitendag and Lunga Ncwana resigned from Randgold’s Board were Brenda Madumise and Chris Nissen.

Brenda and Chris appointed Chris Lamprecht and Peter Gray to fill the casual vacancies which had arisen on the Board as a consequence of the aforesaid resignations.

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Question 2.4 : The basis on which the directors who voted for such resolution considered it to be in the interests of Randgold to comply with the terms of the Investec Loan Agreement to which Randgold was not a party and in circumstances where JCI was in fact considered by Randgold to be a substantial debtor of Randgold.

This is an internal matter to which Shareholders are not entitled to become privy.

Any decision which Randgold took on this issue constitutes the exclusive domain of the Board at the time. The current Board denies that there is any obligation on it to make available the information requested.

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Question 2.5 : The present composition of the Board of Randgold together with an identification of those directors who were appointed in terms of the Investec Loan Agreement or with the approval of Investec (“the Investec appointees”) and those directors who were subsequently appointed to the Board of Randgold to act as independent directors.

Randgold’s Board is currently comprised of the following Directors:

5.1	Mr Nurek – Chairman;
5.2	Mr Gray – Chief Executive Officer;
5.3	Marais Steyn – Financial Director;
5.4	Brenda Madumise;
5.5	Mr Nissen;
5.6	Mr Blersch;
5.7	Mr Dale.

Mr Nurek, Mr Gray, Mr Lamprecht (the former Financial Director of Randgold), Miss Madumise and Mr Nissen were not appointed with the approval of Investec. They were appointed by the then duly constituted Board of Randgold pursuant to an acceptance of the terms and conditions set out in the Investec Loan Agreement.

Randgold denies that the persons appointed with the approval of Investec were “Investec appointees”. Such Directors have throughout acted independently and in the best interests of Randgold.

To the extent that Shareholders do not share this view, they will be afforded the opportunity to indicate this when it comes to voting on the reconstitution of the Board of Randgold, later today.

Mr Blersch and Mr Dale were appointed to the Board of Randgold on 14 August 2006, following nominations to Randgold’s Board having been called for in the Notice convening the General Meeting of 30 June 2006. (Mr Blersch and Mr Dale were recommended by Trinity Asset Management)

6	Question 2.6 : The names of those directors on the Randgold Board who are presently also members of the Board of JCI.

The following Randgold Directors are also Directors of JCI:

o	Mr David Nurek is JCI’s Non-Executive Chairman;
o	Mr Peter Gray is JCI’s Chief Executive Officer;
o	Mr Chris Nissen serves as a Non-Executive Director of JCI.

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Question 2.7 : The names of those directors who are presently Directors of Investec or of any of the subsidiary or associate companies of Investec or who are employed by Investec (“the Investec Directors”).

Mr Nurek is the only member of Randgold’s Board who has an affiliation with Investec.

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Question 2.8 : An explanation as to why the Randgold Board (or any of the individual directors who serve thereon) consider it necessary or appropriate that any of the Investec appointees and/or Investec directors should continue to sit as members of the Randgold Board.

It is not the function of the current Board of Randgold to reconstitute Randgold’s Board at an Annual General Meeting. That is a matter for the Shareholders to determine.

Accordingly the Board declines to comment.

As mentioned previously, Shareholders have the opportunity to vote on a reconstitution of Randgold’s Board later today.

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Question 2.9 : An explanation as to why the Randgold Board (or any of the individual directors who serve thereon) consider it necessary or appropriate that Mr Peter Gray and Mr David Nurek should continue to act as CEO and Chairman respectively of both the debtor company (JCI) and its major creditor (Randgold).

This is a matter for the Shareholders to decide.

The Randgold Board is not seeking to influence the Shareholders regarding the reappointment of Mr Gray and Mr Nurek one way or the other.

This is a matter which is best put to the vote.

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Question 2.10 : Do the directors of Randgold accept that, to the extent that any of them are also directors of JCI, they should be precluded from voting on any resolution regarding the conduct of the mediation process with JCI or any subsequent arbitration or litigation process against JCI; or any resolution pertaining to the settlement of the Randgold claims and JCI claims (if any)?

None of the Directors of Randgold believe that they are precluded from voting on any resolution regarding the conduct of the mediation process with JCI or any process associated with mediation.

The Directors of Randgold will continue to act responsibly and in the best interests of Randgold.

Although the Board has no hesitation that it has acted responsibly throughout, as regards the manner in which it has handled the mediation process to date, following the appointment of Marais Steyn on 13 December 2006 to Randgold’s Board, Mr Steyn was given the portfolio of overseeing the mediation process and drawing from the input of his fellow Directors where he felt this was necessary. Although viewed as unnecessary, the Board put this in place as a sign of its commitment to act independently and free of criticism. (It is denied that any criticism is due).

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Question 2.11 : If any of the directors of Randgold who are also directors of JCI do not accept that he (or she) should not be precluded from voting on any of the issues referred to in 2.10 above, the reason(s) for such views.

This is an internal matter and I do not intend to allow the individual views of Randgold’s Board of Directors to be laid before Shareholders.

The Board has acted and will continue to act (insofar as it is empowered), as it deems in the best interests of the Company.

Until the current Board is removed, they are entitled to manage the Company as they deem fit.

12	Question 2.12 : In an affidavit deposed to by the CEO of Randgold, Mr Peter Gray on 6 May 2006, Mr Gray stated as follows:

“I deny that the Randgold Board has a manifest conflict of interests which in any manner precludes it from acting in the best interests of Shareholders”

Is Mr Gray still of the view that the Randgold Board (or any of its directors) has no manifest conflict of interests, particularly in the light of:

2.12.1

the fact that the validity of the Investec Loan Agreement is currently under attack in two applications before the Johannesburg High Court and that a declaration by the Court to the effect that the agreement is invalid would redound to the benefit of Randgold (as a substantial creditor of JCI) while negatively impacting on Investec, thus placing the “Investec appointees” and “Investec directors” in a potentially invidious position.

2.12.2

The fact that those directors of Randgold who are also directors of JCI are effectively representing the interests of both the debtor and creditor companies in respect of the self-same Randgold claims which, if ultimately decided in favour of Randgold, could conceivably bring about the liquidation of JCI.

I have no doubt that if Mr Gray, or any of the other Directors for that matter, are of the view that a conflict exists, they, if there are any among them, will act responsibly and appropriately.

Beyond this, I am not going to allow for the individual views of Randgold’s Board Members to become the subject matter of Shareholder debate.

If the actions of the current Board do not meet with the approval of Randgold’s Shareholders, Shareholders are at liberty to reconstitute Randgold’s Board when voting on that issue takes place shortly.

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Question 2.13 : Do the Investec appointees and directors on the Randgold Board and the JCI directors on the Randgold Board not consider themselves to have a conflict of interest particularly in regard to the issues highlighted in 2.12 above? If not, why not?

Randgold intends adopting a similar approach to that set out with reference to 2.12 above.

SECTION 3 :	The convening of a Shareholders meeting in respect of Randgold to reconstitute its Board

1	Question 3.1 : In view of Mr Gray’s above-quoted statement on oath, why were Shareholders not given the opportunity at the general meeting of Randgold on 30 June 2006 to reconstitute Randgold’s Board?

The meeting of 30 June 2006 was not an Annual General Meeting.

Randgold’s Articles of Association only make provision for the reconstitution of Randgold’s Board at an Annual General Meeting.

Randgold called for additional nominations to its Board to fill casual vacancies which had arisen thereon by way of the Notice to Shareholders convening the General Meeting of 30 June 2006.

In response, Randgold received three nominations of prospective candidates to its Board.

One such candidate withdrew his willingness to stand. The other two candidates were ultimately appointed to Randgold’s Board in the form of Mr Blersch and Mr Dale.

All three nominations were made by Trinity Asset Management (Pty) Ltd.

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Question 3.2 : Why was no Annual General Meeting held on 28 September 2006, as heralded in the aforesaid Notice, and why has no explanation been given to date to the Shareholders for the failure to convene such meeting?

Randgold was unable to hold its Annual General Meeting on 28 September 2006 due to the fact that its audited financial statements for the two years ended 31 December 2005, had not been completed by its auditors.

Although Randgold had hoped to convene its Annual General Meeting on 28 September 2006, this was always subject to the annual financial statements being available.

Randgold’s ability to finalise its annual financial statements was further impacted upon by:

2.1	Mr Lamprecht’s resignation as Randgold’s Financial Director in May 2006;
2.2	The ongoing mediation;
2.3	Mr Steyn’s appointment as Randgold’s Financial Director in December 2006 he having identified new issues which need analysis before Randgold’s financials may be prepared.

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Question 3.3 : In as much as it was intended to convene an Annual General Meeting on 28 September 2006, why was a general meeting of Shareholders of Randgold in any event not convened on that date for the purposes of allowing Shareholders to reconstitute Randgold’s Board, particularly in the light of:

3.3.1	Mr Gray’s aforesaid statement on oath; and
3.3.2	The fact that a general meeting of JCI Shareholders was convened on 29 September 2006 at the same venue intended for the Randgold Annual General Meeting?

As already mentioned, two of the three nominations which were received following the General Meeting of 30 June 2006 resulted in the appointment of Mr Blersch and Mr Dale to Randgold’s Board of Directors with effect from 14 August 2006.

In these circumstances the Board decided that it was no longer necessary to convene a further General Meeting of Randgold’s Shareholders, hopeful that its financial statements would be forthcoming shortly, whereafter an Annual General Meeting could be convened.

Section 4:

The derecognition by Randgold of the 5 460 000 shares and 900 000 shares in Randgold Resources Limited (“RRL”) and the sale of the 4 000 000 RRL shares as referred to at paragraph 2.3 on page 11 of the Notice of General Meeting, and the claims in favour of Randgold which may result in the circumstances.

In the light of such statement in the Notice of General Meeting, the following information and documentation are required:

4.1

Whether the “additional base claim of R222 million” forms part of the Randgold claims in the mediation process and, if so, what defence (if any) has been advanced by JCI thereto? If this claim does not form part of the Randgold claims in the mediation process, how does Randgold propose to prosecute such claim against JCI?

The so called “additional base claim of R222 million” is a matter which is the subject matter of mediation.

Accordingly Randgold is not prepared to comment in regard hereto.

4.2	All correspondence and documentation evidencing or relating to the claim in the sum of R222 million.

The correspondence and documentation which is being requested is privileged.

In the interests of preserving the integrity of the mediation process, the Board is not agreeable to acceding to the Requisitionists’ request herefor.

4.3	The identity of the foreign bank to which the 5 460 000 RRL shares were “on – lent”.

This is a matter which forms the subject matter of the mediation and is refused.

4.4	The whereabouts of the 5 460 000 RRL shares at present.

Again, this is a matter forming part of the mediation and such details are not furnished.

4.5	The efforts, if any, to recover the 5 460 000 RRL shares concerned or their current value and the success, if any, achieved to date in this regard.

Save to advise that Randgold is taking steps to recover the 5 460 000 RRL shares in the context of the mediation, the Board declines to comment further hereon.

4.6

What was the commercial rationale to Randgold or quid pro quo received by Randgold in respect of the borrowing by JCI of the said 5 460 000 RRL shares and the on - lending thereof to the foreign bank concerned?

The information being requested is also declined for the reasons already mentioned.

4.7	Did Randgold receive any security for the said 5 460 000 RRL shares? If so:
4.7.1	What was the nature and value of the security concerned; and
4.7.2	Is the security adequate; and
4.7.3	Did the foreign bank involved execute its security correctly; and
4.7.4	Has any attempt been made to exercise such security?

The Board is similarly not prepared to answer this question.

4.8

Was either the transaction regarding the initial borrowing of the shares by JCI or the transaction involving the on - lending thereof to the foreign bank concerned, ever authorised by Randgold? If so, a copy of such authorisation is requested.

The Board repeats that the matters under this section are the subject matter of the mediation and accordingly declines to answer.

4.9	All other correspondences and documentation relating to the initial borrowing of the shares and the on - lending thereof to the foreign bank concerned.

For the reasons already given, the correspondence and documentation sought is privileged and forms part of the mediation. For this reason the correspondence and documentation is not being made available.

4.10	The identity of the individual who purportedly held the 900 000 RRL shares.

This too is the subject matter of the mediation.

Accordingly the required details are not furnished other than to advise that necessary steps are being taken to recover the RRL shares or alternatively their value.

4.11	Has any commercial rationale or quid pro quo been identified in regard to the acquisition by the individual concerned of the 900 000 RRL shares and, if so, what is the rationale or quid pro quo?

For the reasons already mentioned, Randgold declines to comment further.

4.12	Did Randgold receive any security for the said 900 000 RRL shares? If so:
4.12.1	What was the nature and value of the security concerned; and
4.12.2	Is such security adequate; and
4.12.3	Was such security properly executed; and
4.12.4	Has any attempt been made to exercise such security;

Randgold is similarly not prepared to comment.

4.13	A description of the efforts made by Randgold’s Board to recover the said 900 000 RRL shares and the success, if any, achieved to date in this regard.

A recovery is being pursued against JCI. Independent action against third parties will be taken as Randgold may be advised.

4.14	Was the acquisition of the 900 000 RRL shares by the individual concerned ever authorised by Randgold? If so, a copy of such authorisation is requested.

The matters raised are the subject matter of contemplated litigation and are privileged.

Randgold declines to answer further.

4.15	All other correspondence and documentation relating to the acquisition by the individual concerned of the 900 000 RRL shares and the attempts by Randgold’s Board to recover same.

Randgold is currently taking advice on the formulation of a claim in regard hereto.

The making available at this stage of correspondence and documentation relative to this claim may compromise such intended action.

Furthermore, this is a matter which is being dealt with in the context of the mediation and the Board will not divulge information which may have the effect of undermining the mediation.

4.16	All correspondence and documentation pertaining to the pledge of such shares and the subsequent sale thereof.

For the reasons already given, Randgold is not agreeable to making available the correspondence and documentation sought.

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4.17

Is the claim of R412 million (being the proceeds of the 4 000 000 RRL pledged shares) included as part of Randgold’s claims in the mediation process and, if so, what is the defence advanced thereto by JCI? If such claim has not been prosecuted as part of the mediation process, how is it proposed that the claim of R412 million be prosecuted against JCI?

This is a further matter which is the subject matter of the mediation.

In the result, it is not appropriate that Randgold divulge further information in regard hereto.

4.18

Has any commercial rationale or quid pro quo for the pledge to and sale by the foreign bank concerned of the 4 000 000 RRL shares been identified and if so what is the rationale or quid pro quo concerned?

An answer to this question would undermine the mediation. Accordingly Randgold declines to answer this question.

4.19	Was any authority given by Randgold for the pledge and subsequent sale of such shares? If so, a copy of such authorisation is requested.

The questions regarding the 4 000 000 RRL shares traverse matters which are being dealt with in the context of the mediation. Randgold declines to answer.

4.20	All other correspondence and documentation relating to the pledge to and sale by the foreign bank concerned of the 4 000 000 RRL shares.

No documentation and correspondence is made available for the reasons which have already been advanced.

4.21

To the extent that the above-quoted paragraph 2.3 of the Notice of General Meeting distinguishes between claims by Randgold against CMMS (Consolidated Mining Management Services Limited) and JCI, kindly advise as to whether the claims against CMMS have been included as part of the Randgold claims to be dealt with in the mediation process. If not, have the claims against CMMS been prosecuted against it and in what forum? If not, why not, and when is it envisaged that such claims will be prosecuted?

The Mediation Agreement contemplated that those claims enjoyed by Randgold against JCI would include all and any claims enjoyed by Randgold against JCI’s subsidiary and/or associate companies.

CMMS is a subsidiary company of JCI and those claims which Randgold enjoys against CMMS have been proffered against JCI on the basis of the understanding between Randgold and JCI that JCI would be liable.

In view of the mediation, Randgold declines to comment further.

SECTION 5 :	The preparation of Randgold’s audited financial statements and Randgold’s financial position

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Question 5.1 : It was stated at page 6 of the Notice of General Meeting that “subject to the timeous completion” of the audited financial statements of Randgold the Annual General Meeting of the Shareholders of Randgold would be held on 28 September 2006. In the circumstances, why have such financial statements not been prepared timeously (or at all) and why has no explanation been given by Randgold’s Board for such failure?

I have already touched on the reasons which have impacted on Randgold’s ability to publish annual financial statements.

To the extent that they were not clear, Randgold repeats that:

1.1

Randgold’s erstwhile Financial Director Chris Lamprecht resigned in May 2006. This brought about the challenge of finding a replacement for Mr Lamprecht in circumstances where prospective candidates were reluctant to take up the appointment as Randgold’s Financial Director;

1.2	Following the appointment of Mr Marais Steyn, he identified new issues which are in the process of being investigated and had not previously been identified.
1.3	The progress in the mediation process which has been slower than originally anticipated has also impacted upon Randgold’s ability to finalise its financial statements.

Once a suitable settlement is achieved which carries the approval of Randgold’s Shareholders and the outstanding issues addressed, Randgold intends to move forward to prepare its financial statements as soon as possible.

2	Question 5.2 : What is Randgold’s current nett asset value (“NAV”) and what proportion of such NAV is attributable to the Randgold claims and what proportion is attributable to other assets?

Randgold is yet to finalise its audited financial statements for the two years ending 31 December 2005.

Shareholders are referred to Randgold’s unaudited unreviewed Annual Financial Statements as published on 31 March 2006, wherein Randgold’s unaudited unreviewed nett asset value was proposed to amount to approximately R674 000 000.00.

Randgold’s Board’s preliminary unaudited qualified view of Randgold’s nett asset value remains consistent with the views expressed by management therein.

Given that Randgold’s claims against JCI in the context of the mediation have not been proved, it would be irresponsible to venture a comment in regard to what proportion of Randgold’s NAV is ascribable to the Randgold claims.

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Question 5.3 : What is the current market value of the shares and other assets apparently misappropriated from Randgold and to what extent, if any, have such shares and assets been recovered by Randgold?

A possible value of the shares and other assets misappropriated from Randgold is in line with its claim value of some R5 800 000 000. No assurance however can be given as to whether Randgold’s claims will be successfully prosecuted.

Shareholders are well aware that Randgold is engaged in the mediation and Shareholders are assured that Randgold is furthermore pursuing a variety of legal processes against other persons who wronged Randgold, the progress in respect of which, Shareholders will be informed of, as and when further recoveries are made.

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Question 5.4 : What would the NAV of Randgold have been as at 31 December 2006, had Randgold not been the victim of the transactions referred to in the quoted paragraph 2.3 of the Notice of general meetings (at Section 4 above) or any other transaction identified by the Randgold Board as fraudulent?

It would be foolhardy to hypothesise on what the NAV of Randgold would have been, had it not been the victim of the transactions contemplated.

A myriad of factors could have a bearing hereon and it is irresponsible to venture comment in regard hereto..

SECTION 6 :	Investigations into the culpability of third parties (if any)

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Question 6.1 : Has any investigation been mandated or conducted into the culpability (if any), of the stockbroker firms through whom the various shares misappropriated from Randgold were sold, or any of the Banks or other third parties who in any way, dealt with such shares or may have been responsible for aiding and abetting such misappropriation? If so, what is the current status of such investigation(s)? If no such investigation has been mandated by Randgold’s Board, what is the explanation for such omission?

•	The Board of Randgold is, in conjunction with its forensic auditors and legal advisors in the process of identifying which third parties ought to be pursued.
•	To the extent that it is economically feasible and the Board is in agreement herewith, such third parties will be pursued and action instituted against them.
•	Randgold will pursue each and every person who has wronged it, provided that it is not imprudent to do so and based upon legal advice as to our prospects of success..
•	If Shareholders are dissatisfied with the level of progress to date, they now have the opportunity of casting their votes in respect of the reconstitution of Randgold’s Board.

The aforegoing constitutes all of the questions posed by the Requisitioners and the Randgold Board’s responses thereto. Both the questions and the responses will be posted on Randgold’s website as soon as is reasonably practicable so that all shareholders can have access thereto. Should any shareholders have any further questions or follow up questions, they are requested to forward same in writing to the Company Secretary by 17h00 today. Any additional questions and the Randgold Board’s responses thereto will be posted on Randgold’s website as soon as is reasonably practicable thereafter.